July 29, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn:    Kathleen Collins, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Megan Akst, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney

Re:    Fortinet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 5, 2011
File No. 001-34511
Ladies and Gentlemen:
Fortinet, Inc. (the “Company” or “Fortinet”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2011, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”).
For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

Form 10-K for Fiscal Year Ended December 31, 2010

Part 1

Item 1. Business, page 1

1.We are unable to locate disclosure in the business section responsive to Item 101(d) of Regulation S-K regarding financial information about geographic areas. To the extent you are relying on the information disclosed in the financial statements to satisfy this requirement, you should include a cross-reference to the financial statements in the business section pursuant to Item 101(d)(2). Further, to rely on this provision, the information in the financial statements must be responsive to the item requirements. In this regard, it does not appear that the financial statements disclose the revenues from external customers attributed separately to the United States, your country of domicile, as required by Item 101(d)(1)(i)(A). In addition, tell us whether revenues derived from any individual foreign country for the years covered were material. Refer to Item 101(d)(1)(i)(C).

Response:

The Company supplementally advises the Staff that, in the Company's future filings beginning with the Company's Annual Report on Form 10-K for the year ended December 31, 2011, the Company will include the appropriate cross-reference to the financial statements in the business section pursuant to Item 101(d)(2). As discussed below in response to the Staff's Comment 10, in future filings beginning with the Company's Annual Report on Form 10-K for the year ended December 31, 2011, the financial statements will disclose the revenues from external customers attributed separately to the United States, as required by Item 101 (d)(1)(i)(A). We supplementally advise the Staff that revenues derived from any individual foreign country for the years covered were not material, as defined in Item (d)(1)(i)(C). The Company applied the guidance at ASC 280-10-50 and considers amounts in excess of 10% of total revenues to be material. Revenues derived from any individual foreign country for the years covered were not greater than 10% of total revenues.

Manufacturing and Suppliers, page 7

2.We note that one third-party logistics provider accounted for a “material portion” of your shipments in fiscal 2009 and fiscal 2010. Please include a description of the material terms (including term and termination provisions) of your agreement with this logistics provider and identify the provider by name. In addition, please tell us whether you are substantially dependent on your agreement with this provider. To the extent you conclude that you are substantially dependent on your agreement with this provider, please file the agreement as an exhibit to the Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you conclude that you are not substantially dependent on the agreement, please provide us with a detailed, quantitative analysis supporting your conclusion.

Response:

   The Company supplementally advises the Staff that the third party logistics provider referred to in the Company's filing is a logistics provider in Taiwan named Jvan An International Co., Ltd. (“Jvan An”).  The Company entered into a logistics agreement with Jvan An in July 2005 in the ordinary course of business.  The Master Terms and Conditions between the Company and Jvan An (the “Agreement”) provide that Jvan An will provide certain standard logistics services on the Company's behalf, including receiving and storing the Company's appliances.  Additionally, Jvan An does not have express termination rights and the term is indefinite, and the Company does not have minimum commitment requirements.

            The Company is not substantially dependent on the Agreement for the following reasons. First, the Company performs the majority of its logistics services from its own internally-operated logistics center in Sunnyvale, California, and has a broad range of logistics capabilities in-house.  Second, with respect to logistics services provided in Taiwan, as discussed above, Jvan An primarily provides only limited logistics services that are not complex, including product receiving and storage services, while other, arguably more complex, logistics services, such as shipping and inspection services and importer and exporter of record services, are primarily provided by the Company's employees.  Third, in terms of the relevant quantitative analysis requested by the Staff, although Jvan An has provided the receiving and storage logistics services with respect to approximately 40% of the Company's products, the Company has in-house capabilities to meet these service requirements and numerous other third party vendors around the world are available to provide these services. Finally, in the event of disruption in the logistics services currently being provided by Jvan An, the Company will be able to manage its requirements through another third party logistics provider or will be able to perform the services itself without a material disruption to the Company's operations.

Item 1A. Risk Factors

Risks Related to Our Business

“We rely significantly on revenue from subscription and support services which may decline …,” page 11

3.We note that a decline in your renewal subscriptions would contribute to an adverse effect on your operations. Please tell us whether you considered providing the churn rate for your subscriptions for the periods covered by your financial statements so as to provide readers with a better understanding of the scope of this risk.

Response:

The Company supplementally advises the Staff that it has considered disclosing this information but determined that the data available to the Company is not precise enough to disclose in its public filings with the Commission due to the following factors:

•
Customers frequently do not renew subscription services by the expiration date of the existing contract but do renew at a later date. Such gaps in service periods are difficult to factor into a renewal rate calculation, and may result in mis-categorizing subscriptions as non-renewals when the customers do in fact renew at a later date.

•
The Company believes that many non-renewals are due to the fact that the underlying equipment has reached the end of its useful life. At this point, customers frequently replace the appliance and related subscription with a new Company appliance and a new accompanying subscription contract. In these circumstances, although the information available to the Company reflects this instance as a non-renewal, the “non-renewal” of the subscription is the simple result of the customer's purchase of a new appliance from the Company, along with a corresponding new subscription, not the type of “non-renewal” that indicates customer churn.

The Company's visibility into end-customers' renewal and replacement buying practices is further limited by the fact that substantially all of the Company's sales are through its channel partners, and some sales are conducted through multiple partners, such as through a distributor to a reseller, then to another reseller, and only then to the end-customer.

“A portion of our revenue is generated by sales to government entities ...,” page 18

4.Please tell us and disclose the portion of your revenue that is generated by sales to government entities. Without quantifying the portion of your revenues subject to government contracts, it is difficult for potential investors to appreciate the nature of the risk. In addition, tell us what consideration you gave to discussing in the business section the portion of your revenues generated by sales to government entities to the extent material.

Response:

The Company supplementally advises the Staff that substantially all of the Company's sales are through its channel partners, and some sales are conducted through multiple levels of partners, such as through a distributor to a reseller, then to another reseller, and only then to the end-customer. In fact, none of the Company's revenues are generated by direct sales to government entities. In response to the Staff's comment, the Company supplementally advises the Staff that it will clarify in future filings beginning with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 that no sales are made directly to government agencies.

Although the Company does have limited visibility into some channel partner sales to U.S. and foreign federal, state and local government entities, and the Company believes that various government entities are the end-customers related to many sales to channel partners, the Company's channel sales model makes it difficult to determine with accuracy the identity of its end-customers, such that the Company is not able to quantify the portion of its revenues that is subject to government contracts.

Item 3. Legal Proceedings, page 31

5.For each of the legal proceedings described in this section, where material, please disclose the relief sought. Refer to Item 103 and Instruction 2 to Item 103 of Regulation S-K.

Response:

The Company supplementally advises the Staff that, in future filings beginning with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, the Company, where material, will disclose the relief sought for each of the legal proceedings it describes in response to Item 103 of Regulation S-K. The Company supplementally advises the Staff that the relief sought in the legal proceedings described in its Form 10-K are as follows:

•
In the Enhanced Security Research, LLC / Security Research Holdings LLC patent infringement lawsuit against the Company, the plaintiffs are claiming unspecified damages and requesting an injunction from the alleged infringement.

•	In the Network Protection Sciences, LLC patent infringement lawsuit against the Company, the plaintiff is claiming unspecified damages, including treble damages for willful infringement, and requesting an injunction from the alleged infringement.

•	In the class action securities lawsuit against the Company, the plaintiff is claiming unspecified damages.

•	In the Trend Micro Incorporated dispute, the Company has noted in its filings that the relief sought is a declaratory judgment that the Company is obligated to make certain royalty payments.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Sales of Unregistered Securities, page 33

6.With regard to the October 2010 unregistered sale of your shares, please provide a brief description of the facts and circumstances relied upon to make the exemption available for the sale of those securities. See Item 701(d) of Regulation S-K. You should also include disclosure reporting the name of the person or class of persons to whom such shares were sold.

Response:

On October 23, 2008, the Company acquired certain technology assets from EastForti Co., Ltd., a British Virgin Islands company (“EastForti”) and issued a warrant to EastForti to purchase 120,000 shares of the Company's common stock at an exercise price of $7.47 per share (the “Warrant”) as consideration for such assets. The Warrant was only exercisable subsequent to the closing of an initial public offering of securities by the Company. No underwriters were involved in such transaction. At the time the warrant was issued, EastForti represented that it was an accredited investor. EastForti further represented that it had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks associated with the warrant and the exercise thereof and that it was able to bear the economic risk of the purchase of the shares pursuant to exercise of the warrant. In October 2010, the Company issued 83,546 shares of its common stock in connection with EastForti's net exercise of the Warrant. EastForti confirmed that the shares being acquired pursuant to exercise were being acquired for its own account and for investment only and not with the intent of distributing the shares. Additionally, EastForti had access to the Company's publicly filed reports, which include detailed disclosure and financial statements. Finally, outside corporate counsel for the Company reviewed the transaction and issued a legal opinion that the issuance of the shares was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Accordingly, the Company believes this transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof, as a transaction by an issuer not involving a public offering.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 9. Commitments and Contingencies

Litigation, page 81

7.We note your disclosures regarding various contingencies, both general and specific. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Response:

The Company supplementally advises the Staff that in connection with the preparation of the Company's 2010 financial statements, the Company considered the disclosure guidance from FAS ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y and concluded that there was not at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In response to the Staff's Comment, the Company supplementally advises the Staff that it will clarify in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 for the identified litigation that there was not at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the Company will continue to consider the above disclosure guidance and will include appropriate disclosures in future filings.

8.For any matters for which you cannot estimate a range of reasonably possible losses, please supplementally provide the following:

•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

•	Please explain, in sufficient detail for each specific matter, why you are unable to estimate a range.

•
The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Response:

The Company supplementally advises the Staff that it has a process whereby the Company's Vice
President, Worldwide Controller and a Director of Finance meet with the Company's Vice President, General Counsel, who consults with internal and external counsel regarding the litigation matters on a regular basis, quarterly to assess the accounting impact of disputes and to review in detail the status of pending litigation and assess whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and, if so, the ranges of reasonably possible losses for disclosure. As part of the Company's processes, the Company has also started to discuss this analysis with the broader Disclosure Committee of the Company, which committee includes the Company's Chief Financial Officer.

With respect to the litigation matters at issue, as discussed above in response to the Staff's Comment 7, the Company concluded that there was not at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and therefore analyzing whether a range of reasonably possible losses was not necessary. In response to the Staff's Comment, the Company supplementally advises the Staff that it will clarify in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 for the identified litigation that there was not at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, and the Company will continue to review on a going-forward basis the accounting impact of litigation matters pursuant to its processes as discussed above and will include appropriate disclosures in future filings.

Note 12. Income Taxes, page 86

9.We note that foreign pre-tax book income was approximately $5.8 million in 2010. We also note that current foreign tax expense was $9.3 million in 2010. Please tell us more about your foreign tax provision in 2010. In this regard, we note that there was a significant increase in foreign tax expense from 2009 to 2010 and that the foreign tax rate was approximately 160%. As part of your response, please tell us how you considered providing corresponding disclosure in your MD&A. See Section 111.B.3 of SEC Release No. 33-8350.

Response:

The Company supplementally advises the Staff that the disproportionately higher foreign tax provision in relation to foreign pre-tax book income was due to an increase in the ASC 740-10 reserve associated with stock-based compensation recorded at some of the Company's foreign subsidiaries which could be deemed non-deductible by foreign tax authorities.  There is a corresponding deduction reported in the United States which resulted in a tax benefit greater than the ASC 740-10 reserve.
            Accordingly, in the Company's MD&A disclosures, the Company noted a favorable impact on its overall tax rate despite the increase in the ASC 740-10 reserve in the Company's foreign subsidiaries. The Company's MD&A focuses on its tax rate on a consolidated basis and as such it addresses the overall impact of the non-deductible stock-based compensation on the Company's consolidated tax rate.

Note 15. Segment Information, page 91

10.We note your disclosure of "Americas" revenue and property and equipment. Please tell us how you considered FASB ASC 280-10-50-41 which requires you to disclose revenues and long-lived assets for your country of domicile.

Response:

The Company supplementally advises the Staff that 74% and 29% of the Company's Americas revenue and property and equipment, respectively, relate to the United States. The Company will include this disclosure in future filings, beginning with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

Part III (Incorporated by reference from Definitive Proxy Statement filed April 29, 2011)

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 95

11.Please identify the natural person(s) with voting and dispositive power of the shares held by FMR LLC.

Response:

The Company supplementally advises the Staff that, based on the Schedule 13G/A filed by FMR

LLC with the Commission on February 14, 2011 (the “Schedule 13G/A”), “[m]embers of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.” The Schedule 13G/A, however, further notes “[n]either FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees.” Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. In future filings, the Company will identify the natural persons with voting and dispositive power of the shares held by FMR LLC to the extent such information is provided to the Company by such stockholder or is publicly available.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

12.It appears that you have omitted from the certifications for both your chief executive and chief financial officers paragraph 4(b) of Item 601(b)(31) pertaining to your internal control over financial reporting. It appears that you have also omitted this information as well as the introductory language in paragraph 4 from the certifications filed with your Form 10-Q for the quarterly period ended March 31, 2011. Please amend your Form 10-K and Form 10-Q to provide conforming certifications.

Response:

The Company supplementally advises the Staff that it is contemporaneously filing an amended Form 10-K and an amended Form 10-Q to include the certifications conforming to the form set forth in Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope that you will find the foregoing responsive to the Staff's comments. If you have any further questions or comments, please direct these to me at (408) 235-7700. In addition, we would like to request that you provide a facsimile of any additional comments that you may have to my attention at (408) 235-7737. Thank you for your assistance.

Sincerely,

/s/ Ken Goldman
Ken Goldman
Chief Financial Officer
Fortinet, Inc.

cc:    John Whittle, Fortinet, Inc.
Carmen Chang, Wilson Sonsini Goodrich & Rosati, P.C.
Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.
John Kelm, Deloitte & Touche LLP